OMB APPROVAL
OMB Number:	3235-0145
Expires:	October 31, 2002
Estimated average burden
hours per response...	14.9

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13DA

Under the Securities Exchange Act of 1934

(Amendment No. 3)

iSecureTrac Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

0-26455

(CUSIP Number)

Heather Kreager Sammons Enterprises, Inc. 5949 Sherry Lane, Ste 1900 Dallas, Texas 75225 (214) 210-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Michael Wolf

Jenner & Block, LLP

353 N. Clark Street

Chicago, Illinois 60654

(312) 222-9350

November 30, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No.	Page 2 of 15 Pages
[Repeat following page as necessary]

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sammons Enterprises, Inc. / 75-6027423
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,469,891.3
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,469,891.3
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,469,891.3
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.7%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Consolidated Investment Services, Inc. / 88-0214301
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,469,891.3
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,469,891.3
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,469,891.3
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.7%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MH Imports, Inc. / 20-4787712
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,639,460.5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,639,460.5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,639,460.5 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Crestpark LP, Inc. / 74-2911532
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,830,430.8
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,830,430.8
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,830,430.8 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sammons Enterprises, Inc. Employee Stock Ownership Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,469,891.3
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,469,891.3
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,469,891.3
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.7%
14	TYPE OF REPORTING PERSON (See Instructions) EP

Page 6 of 15 Pages

Item 1. Security and Issuer.

This Amendment No. 3 amends and supplements that certain Schedule 13D filed on July 7, 2005 (the “Original Schedule 13D”), as amended by that certain Amendment No. 1 filed on April 26, 2011 (“Amendment No. 1”) and that certain Amendment No. 2 filed on June 30, 2011 (“Amendment No. 2,” and collectively with the Original Schedule 13D and Amendment No. 1, the “Amended Schedule 13D”), with the Securities and Exchange Commission by (i) Mykonos 6420 LP, a Texas limited partnership (“Mykonos”); (ii) Sponsor Investments, LLC, a Texas limited liability company (“Sponsor Investments”); (iii) Herakles Investments, Inc., a Delaware corporation (“Herakles”); (iv) Consolidated Investment Services, Inc., a Nevada corporation (“CISI”); (v) Sammons Enterprises, Inc., a Delaware corporation (“Sammons”); (vi) Sammons Enterprises, Inc. Employee Stock Ownership Trust, a trust formed in the state of Texas (the “Sammons Trust”); and (vii), solely with respect to Amendment No. 3, Crestpark LP, Inc., a Delaware corporation (“Crestpark”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of iSecureTrac Corp. (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 shall have the meaning set forth in the Amended Schedule 13D. Except as specifically set forth herein, the Amended Schedule 13D remains unmodified. All items not reported in this Amendment No. 3 are herein incorporated by reference from the Amended Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Amended Schedule 13D is hereby amended and restated in its entirety as follows:

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the “Exchange Act”): (i) Sammons (ii) CISI; (iii) MH Imports, Inc., a Delaware corporation (“MH Imports”); (iv) Crestpark and (v) the Sammons Trust (collectively with Sammons, CISI, MH Imports and Crestpark, the “Reporting Persons”). The Sammons Trust disclaims beneficial ownership of the shares of Common Stock beneficially owned by Sammons, CISI, MH Imports and Crestpark.

(a) — (c), (f)

Sammons is a Delaware corporation formed as a holding company. The address of the principal business and offices of Sammons is 5949 Sherry Lane, Suite 1900, Dallas, Texas 75225. The name, business address, and principal occupation and employment of each executive officer and director of Sammons is set forth on Schedule V to Amendment No. 2, which is incorporated herein by reference. Sammons is controlled by the Sammons Trust.

CISI is a Nevada corporation, formed as a holding company. The address of the principal business and offices of CISI is One Midland Plaza, Sioux Falls, South Dakota 57193. The name, business address, and principal occupation or employment of each executive officer and director of CISI is set forth on Schedule IV to Amendment No. 2, which is incorporated herein by reference. CISI is a wholly owned subsidiary of Sammons.

Page 7 of 15 Pages

MH Imports is a Delaware corporation formed to make investments through acquiring, holding or disposing of equity securities, or otherwise. The address of the principal business and offices of MH Imports is 5949 Sherry Lane, Suite 1900, Dallas, Texas 75225. The name, business address, and principal occupation or employment of each executive officer and director of MH Imports is set forth on Schedule VI hereto. MH Imports is a wholly owned subsidiary of CISI.

Crestpark is a Delaware corporation formed to make investments by providing debt financing, acquiring, holding or disposing of equity securities, or otherwise. The address of the principal business and offices of Crestpark is 5949 Sherry Lane, Suite 1900, Dallas, Texas 75225. The name, business address, and principal occupation or employment of each executive officer and director of Crestpark is set forth on Schedule III to Amendment No. 2, which is incorporated herein by reference. Crestpark is a wholly owned subsidiary of CISI.

The Sammons Trust is a trust formed in the state of Texas. The Sammons Trust is controlled by its trustee, the GreatBanc Trust Company, which has its principal business and offices at 801 Warrenville Road, Suite 500, Lisle, IL 60532.

Each of the executive officers of the Reporting Persons is a citizen of the United States, except for General Goh Yong Siang who is a citizen of Singapore.

(d) and (e)

During the last five years, no Reporting Person or any other person identified in response to this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended and restated in its entirety as follows:

Prior to November 30, Mykonos owned all of the issued and outstanding Series C 8% Cumulative, Compounding Exchangeable Preferred Stock of the Company (the “Series C Preferred”) and 658,018 B Warrants of the Company (the “B Warrants,” and collectively with the Series C Preferred, the “Securities”). On November 30, Mykonos exited its investment in the Company in connection with Mykonos’s contemplated dissolution and liquidation by distributing all of the Securities (the “Distribution”) to and among the general partner of Mykonos (Sponsor Investments) and the limited partners of Mykonos, which include MH Imports and Beta GPS Tracking, LLC (“Beta GPS”). In connection with the contemplated dissolution and liquidation of Mykonos, Sponsor Investments assigned its interest in the Securities distributed by Mykonos to and among Herakles and Astraea Investment Management, L.P. (“Astraea”); Herakles in turn assigned its interest in the distributed Securities to MH Imports and Astraea assigned its interest in the distributed Securities to an individual affiliated with Astraea. Beta GPS in turn distributed all of its Securities to its members, which consist of eight individuals and/or trusts. Beta GPS and Astraea are not otherwise affiliated with the Reporting Persons. Following the Distribution, the Reporting Persons (other than the Sammons Trust, which disclaims beneficial ownership) beneficially own a majority of the Series C Preferred and the B Warrants, as more fully described in Item 5, below.

Page 8 of 15 Pages

Pursuant to the Amended Series C Certificate and the Series D Certificate, the Reporting Persons (other than the Sammons Trust), as holders of the majority of the Series C Preferred and all of the Series D Preferred, have the right, voting together as a single class to the exclusion of the holders of Common Stock, to elect a majority of the Company’s board of directors (the “Board”). Prior to the Distribution, those members of the Board that Mykonos had previously elected pursuant to Mykonos’s status as holder of all of the Series C Preferred resigned from the Board. Currently, the Reporting Persons have no plans to exercise their right to elect a majority of the Board.

The Reporting Persons routinely monitor the performance of their investments in the Company. In this connection, the Reporting Persons have evaluated and intend to continue to evaluate the Company’s business, financial condition, operating results, capital structure, management, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the Reporting Persons have sought and may in the future seek the views of, hold active discussions with and respond to inquiries from members of the Board, officers or representatives of the Company and other persons regarding the Company’s affairs and strategic alternatives, and the interests of other stockholders in participating in such alternatives. In this regard, the Reporting Persons routinely evaluate, and may at any time determine, with or without additional notice, to support or pursue (i) plans involving changes in the management, composition of the Board, policies, operations, capital structure or business of the Company and/or (ii) other strategic alternatives, including, without limitation, the sale of all or part of the Reporting Persons’ holdings or participation in a transaction or series of transactions that would result in a change of control of the Company. There is no assurance, however, whether or when any plan, proposal or transaction may result from the Reporting Persons’ ongoing review and evaluation.

In connection with any plans or proposals that the Reporting Persons may develop, the Reporting Persons may conduct investigations and, if warranted, make and negotiate proposals to and with the Company concerning the matters addressed in the preceding paragraph, and may enter into agreements with the Company in connection with those negotiations and proposals, including confidentiality and/or other arrangements.

Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect to their investment in the Company, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

Page 9 of 15 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

Prior to the Distribution, Mykonos owned 1,588,163 shares of Series C Preferred and B Warrants exercisable for 658,018 shares of Common Stock. As part of the Distribution, Mykonos distributed (i) to Beta GPS, and Beta GPS in turn distributed to and among its members, 226,313 shares of Series C Preferred and B Warrants exercisable for 93,765 shares of Common Stock, and (ii) to Sponsor Investments (which in turn assigned its interest in the distributed Securities as described in Item 4, above) and MH Imports, the remainder of the Series C Preferred and B Warrants. Following the Distribution and the assignment by Sponsor Investments of its interest in the distributed Securities as described in Item 4, above, MH Imports owns, and the Reporting Persons (except Crestpark and the Sammons Trust) beneficially own, 1,361,850 shares of Series C Preferred and 564,253 B Warrants. In addition, Crestpark continues to own, and the Reporting Persons (except MH Imports and the Sammons Trust) continue to beneficially own, 1,331,814 shares of Series D Preferred.

Pursuant to the Amended Series C Certificate, subject to standard antidilution protections, each share of Series C Preferred is exchangeable for 4.7826087 shares of Common Stock plus warrants to purchase an additional 6.2870447 shares of Common Stock at $2.30 per share (the “A Warrants”). Pursuant to the Series D Certificate, subject to standard antidilution protections, each share of Series D Preferred is exchangeable for 18.644068 shares of Common Stock at the option of the holder. Each share of Series C Preferred and each share of Series D Preferred votes with the Common Stock on all matters submitted to the vote of the Company’s stockholders (other than the election of directors) and entitles the holder thereof to eleven (11) votes, subject to standard antidilution protections.

The ownership interests of the Reporting Persons in the Common Stock of the Company are as follows:

(i) Assuming the conversion of the Series C Preferred into Common Stock and the exercise by MH Imports of the A Warrants and the B Warrants, MH Imports owns, and the Reporting Persons (except Crestpark and the Sammons Trust) beneficially own, 15,639,460.5 shares of Common Stock, which represents 58.9% of the issued and outstanding Common Stock (percentage calculation is based on 10,930,117 shares of Common Stock outstanding as of October 24, 2011 and contemplates the conversion and exercise of securities by MH Imports as described in this sentence but no conversion of any securities by Crestpark).

(ii) Assuming the conversion of the Series D Preferred into Common Stock, Crestpark owns, and the Reporting Persons (except MH Imports and the Sammons Trust) beneficially own, 24,830,430.8 shares of Common Stock, which represents 69.4% of the issued and outstanding Common Stock (percentage calculation is based on 10,930,117 shares of Common Stock outstanding as of October 24, 2011 and contemplates the conversion of securities by Crestpark as described in this sentence but no conversion or exercise of any securities by MH Imports).

(iii) Therefore, on a fully diluted basis, the Reporting Persons (except MH Imports and Crestpark, each of which own the respective securities as described in paragraphs (i) and (ii) above, and except the Sammons Trust) beneficially own, in the aggregate, 40,469,891.3 shares of Common Stock, which represents 78.7% of the issued and outstanding Common Stock (percentage calculation is based on 10,930,117 shares of Common Stock outstanding as of October 24, 2011).

Page 10 of 15 Pages

The Reporting Persons (other than the Sammons Trust) collectively have the sole power to vote or direct the vote and dispose or direct the disposition of the shares of Common Stock they beneficially own, as described in paragraphs (i) through (iii) above. Neither the filing of this Schedule 13D nor any of its contents shall constitute an admission that the Sammons Trust is a beneficial owner of the securities described in paragraphs (i) through (iii), above, for purposes of Section 13(d) of the Exchange Act of 1934 or for any other purposes, and such beneficial ownership is expressly disclaimed.

CISI is the sole stockholder of MH Imports and of CrestPark and may be deemed to share voting and dispositive power with respect to the 15,639,460.5 shares of Common Stock held by MH Imports and the 24,830,430.8 shares of Common Stock held by CrestPark.

Sammons is the sole stockholder of CISI and may be deemed to share voting and dispositive power with respect to the 15,639,460.5 shares of Common Stock held by MH Imports and the 24,830,430.8 shares of Common Stock held by CrestPark.

The Sammons Trust controls Sammons and may be deemed to share voting and dispositive power with respect to the 15,639,460.5 shares of Common Stock held by MH Imports and the 24,830,430.8 shares of Common Stock held by CrestPark. In addition, the GreatBanc Trust Company in its capacity of trustee of the Sammons Trust may be deemed to share voting and dispositive power with respect to the 15,639,460.5 shares of Common Stock held by MH Imports and the 24,830,430.8 shares of Common Stock held by CrestPark. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Sammons Trust or the GreatBanc Trust Company is the beneficial owner of the securities described in this Item 5 for purposes of Section 13(d) of the Exchange Act of 1934 or for any other purposes, and such beneficial ownership is expressly disclaimed.

(c)

Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

(d) and (e)

Not Applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Amended Schedule 13D is hereby supplemented as follows:

14. Joint Filing Agreement dated as of November 30, 2011.

Page 11 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: 11/30/2011

MH IMPORTS, INC.

By:	/s/ Heather Kreager
Name:	Heather Kreager
Its:	Senior Vice President

CRESTPARK LP, INC.

By:	/s/ Heather Kreager
Name:	Heather Kreager
Its:	Senior Vice President

CONSOLIDATED INVESTMENT
SERVICES, INC.

By:	/s/ Heather Kreager
Name:	Heather Kreager
Its:	Senior Vice President

SAMMONS ENTERPRISES, INC.

By:	/s/ Heather Kreager
Name:	Heather Kreager
Its:	President

Page 12 of 15 Pages

SAMMONS ENTERPRISES, INC. EMPLOYEE STOCK OWNERSHIP TRUST

Herakles Investments, Inc., Attorney in Fact for Sammons Enterprises, Inc. Employee Stock Ownership Trust

By:	/s/ Heather Kreager
Name:	Heather Kreager
Its:	Senior Vice President

Page 13 of 15 Pages

Schedule VI

Directors and Officers of MH Imports, Inc.

Name & Position	Principal Occupation	Principal Business Address
Darron K. Ash, President and Director	Chief Financial Officer	5949 Sherry Ln. Suite 1900, Dallas, TX 75225

Heather Kreager, Senior Vice President and Director	Business Executive and Attorney	5949 Sherry Ln. Suite 1900, Dallas, TX 75225

Page 14 of 15 Pages

EXHIBIT INDEX

14. Joint Filing Agreement dated as of November 30, 2011.

Page 15 of 15 Pages